PANNONPLAST

INDUSTRIES PLC.

H-1225 Budapest,
Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
pplast@pplast.datanet.hu
www.pannonplast.hu

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W., Stop 3-9
Washington, D.C. 20549
U.S.A.

Budapest, 27 April, 2004

Ladies and Gentlemen:

Re: Pannonplast Rt. (the "Company") File No. 82-4548

Please find enclosed the latest extraordinary information of Pannonplast Plc.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

Would you have any further questions or comments, please contact us.

Yours sincerely,

Radócz Róza

Róza Radócz (Ms)
Executive Assistant

dw 5/11

Encl

Extraordinary announcement on the preparation of the Annual Report

Pannonplast Plc. hereby informs its shareholders and other participants of the capital market that the Company's Annual Report for 2003 has been prepared. The Year 2003 Annual Report of Pannonplast Plc., prepared according to the requirements of §52 (5) of Capital Markets Act, will be available for review and distribution from May 3, 2004 in the Shareholders' Office at Pannonplast Headquarters (1225 Budapest, Nagytétényi út 216-218.) on weekdays between 8 a.m. and 4 p.m. and at the Information Centre of the Budapest Stock Exchange.

Budapest, April 27, 2004